Filed by Cleveland-Cliffs Inc. Commission File No.: 001-08944 Pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: AK Steel Holding Corp Commission File No.: 001-13696

NEWS RELEASE
Cleveland-Cliffs Inc. and AK Steel Holding Corporation announce successful results of early participation in exchange offers and consent solicitations

•	Companies receive necessary consents to effect the proposed amendments to the AK Steel indentures
CLEVELAND & WEST CHESTER, OH - January 29, 2020 - Cleveland-Cliffs Inc. (NYSE: CLF) (“Cliffs”) and AK Steel Holding Corporation (NYSE: AKS) (“AK Steel”) today announced that, in connection with the previously announced exchange offers (each, an “Exchange Offer” and, collectively, the “Exchange Offers”) by Cliffs and consent solicitations (each, a “Consent Solicitation” and, collectively, the “Consent Solicitations”) by AK Steel Corporation, a wholly owned subsidiary of AK Steel, the requisite consents have been received to adopt the proposed amendments (the “Amendments”) to the indentures (the "AK Steel Indentures") governing the 6.375% Senior Notes due 2025 and 7.00% Senior Notes due 2027 (collectively, the “AK Steel Notes”) issued by AK Steel Corporation. As a result, AK Steel Corporation and the trustee under the AK Steel Indentures (the “AK Steel Trustee”) will promptly execute supplemental indentures to the AK Steel Indentures to effect the Amendments. As previously announced, Cliffs and AK Steel have entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for, among other things and subject to the satisfaction or waiver (to the extent lawful) of certain conditions, the merger of a subsidiary of Cliffs with and into AK Steel, with AK Steel surviving as a wholly owned subsidiary of Cliffs (the "Merger").
The Amendments will not become operative unless and until the following conditions are satisfied or otherwise waived, if applicable, by Cliffs or AK Steel Corporation: (i) Cliffs delivers to The Depository Trust Company for the Eligible Holders (as defined below) of applicable AK Steel Notes the aggregate amount to be paid to such Eligible Holders as consent payments, upon the terms and subject to the conditions set forth in the offering memorandum and consent solicitation statement, dated January 14, 2020 (as amended to date, the “Offering Memorandum and Consent Solicitation Statement”) in respect of the consents validly delivered and not revoked thereunder, and Cliffs or AK Steel Corporation notifies the AK Steel Trustee in writing that such delivery has been made, which condition cannot be waived by Cliffs or AK Steel Corporation, (ii) the AK Steel Notes that are validly tendered (and not validly withdrawn) in the Exchange Offers have been accepted for exchange by Cliffs in accordance with the terms of the Offering Memorandum and Consent Solicitation Statement and (iii) the other conditions to the Consent Solicitations, including the consummation of the Merger, have been satisfied.
The consent results are based on (i) early tenders in the Exchange Offers, which tenders are deemed also to constitute the delivery of consents in the Consent Solicitations made by AK Steel Corporation to adopt the Amendments and (ii) deliveries of consents in the Consent Solicitations (without tendering the corresponding AK Steel Notes in the Exchange Offers).
As of 5:00 p.m., New York City time, on January 28, 2020 (the “Early Participation Date” for the Exchange Offers and the Consent Solicitations), (i) the principal amounts of AK Steel Notes set forth in the table below had been validly tendered and not validly withdrawn (and consents thereby deemed validly given and not validly revoked) in the Exchange Offers and (ii) consents in respect of the principal amounts of AK Steel Notes set forth in the table below had been validly delivered (without tendering the corresponding AK Steel Notes in the Exchange Offers) and not validly revoked in the Consent Solicitations. For each $1,000 principal amount of AK Steel Notes validly tendered and not validly withdrawn or with respect to which consents had been validly delivered and not validly revoked at or prior to the Early Participation

Date, holders of AK Steel Notes will be eligible to receive a consent payment of $2.50 in cash (the “Consent Payment”), subject to the terms contained in the Offering Memorandum and Consent Solicitation Statement. Because each Exchange Offer and Consent Solicitation is subject to the satisfaction of, among other things, the consummation of the Merger, Eligible Holders of AK Steel Notes will not receive the Consent Payment unless the Merger is consummated.

Title of Series/CUSIP Number of AK Steel Notes	Aggregate Principal Amount Outstanding	AK Steel Notes Tendered at Early Participation Date	Consents Delivered at Early Participation Date	Total Consents Delivered
		Principal Amount	Principal Amount	Percentage
6.375% Senior Notes due 2025 / 001546AV2	$270,232,000	$234,768,000	$500,000	87.06%
7.00% Senior Notes due 2027 / 001546AU4	$391,632,000	$334,754,000	$340,000	85.56%
Tendered AK Steel Notes may be withdrawn at any time prior to the Expiration Date (as defined below). However, a valid withdrawal of tendered AK Steel Notes after the Early Participation Date will not constitute a revocation of any previously delivered consents in respect of those notes and such consents will continue to be deemed delivered.
Cliffs and AK Steel Corporation are making the Exchange Offers and Consent Solicitations pursuant to the terms of and subject to the conditions set forth in the Offering Memorandum and Consent Solicitation Statement. The terms of the Exchange Offers and Consent Solicitations remain as set forth in the Offering Memorandum and Consent Solicitation Statement.
The Exchange Offers will expire at 12:01 a.m., New York City time, on February 12, 2020, unless such date is extended (the “Expiration Date”). Cliffs and AK Steel Corporation currently expect that the Expiration Date will be extended to coincide with the date of the consummation of the Merger. The settlement date is expected to be one business day after the Expiration Date. Cliffs and AK Steel Corporation reserve the right to terminate, withdraw, amend or extend the Exchange Offers and Consent Solicitations as described in the Offering Memorandum and Consent Solicitation Statement.
The Offering Memorandum and Consent Solicitation Statement and other documents relating to the Exchange Offers and Consent Solicitations have been and will only be distributed to Eligible Holders of AK Steel Notes who complete and return an eligibility form confirming that they are either (a) a “Qualified Institutional Buyer” as that term is defined in Rule 144A under the Securities Act of 1933, as amended, or (b) a person that is outside the “United States” and is (i) not a “U.S. person,” as those terms are defined in Rule 902 under the Securities Act of 1933, as amended, and (ii) a “non-U.S. qualified offeree” (as defined in the Offering Memorandum and Consent Solicitation Statement) (such holders, the “Eligible Holders”). Holders of AK Steel Notes who desire to obtain and complete an eligibility form should either visit the website for this purpose at http://www.gbsc-usa.com/eligibility/cliffs or call Global Bondholder Services Corporation, the Information Agent and Exchange Agent for the Exchange Offers and Consent Solicitations at (866) 924-2200 (toll-free) or (212) 430-3774 (collect for banks and brokers).
The new 6.375% Senior Notes due October 15, 2025 and the new 7.00% Senior Notes due March 15, 2027 to be issued by Cliffs in the Exchange Offers (collectively, the “Cliffs Notes”) have not been and will not be registered under the Securities Act of 1933, as amended, or any state securities laws. Therefore, the Cliffs Notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act of 1933, as amended, and any applicable state securities laws.
About Cleveland-Cliffs
Founded in 1847, Cliffs is the largest and oldest independent iron ore mining company in the United States. Cliffs is a major supplier of iron ore pellets to the North American steel industry from its mines and pellet plants located in Michigan and Minnesota. In 2020, Cliffs expects to be the sole producer of hot briquetted iron (HBI) in the Great Lakes region with the development of its first production plant in Toledo, Ohio. Driven by the core values of safety, social, environmental and capital stewardship, Cliffs’ employees endeavor to provide all stakeholders with operating and financial transparency.
About AK Steel
AK Steel is a leading producer of flat-rolled carbon, stainless and electrical steel products, primarily for the automotive, infrastructure and manufacturing, including electrical power, and distributors and converters markets. Through its subsidiaries, the company also provides customer solutions with carbon and stainless steel tubing products, hot- and cold-stamped components, and die design and tooling. Headquartered in West Chester, Ohio (Greater Cincinnati), the company has approximately 9,500 employees at manufacturing operations in the United States, Canada and Mexico, and facilities in Western Europe.
Forward-looking Statements
This communication contains certain forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When used in this communication, words such as “anticipate,” “assume,” “believe,” “build,” “continue,” “create,” “design,” “estimate,” “expect,” “focus,” “forecast,” “future,” “goal,” “guidance,” “imply,” “intend,” “look,” “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “strategy,” “target,” “work,” “could,” “may,” “should,” “would,” “will” or the negative of such terms or other variations thereof and words and terms of similar substance may identify forward-looking statements, including statements with respect to the businesses, strategies and plans of AK Steel and Cliffs, their expectations relating to the Merger, including the expected benefits of the proposed Merger and the anticipated completion of the proposed Merger or the timing thereof, and their respective future financial condition and performance and expectations, estimates and projections about Cliffs’ or AK Steel’s respective industries or businesses. Cliffs and AK Steel caution investors that any forward-looking statements are subject to risks and uncertainties that may cause actual results and future trends to differ materially from those matters expressed in or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on forward-looking statements. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following: the risk that the Merger Agreement may be terminated in accordance with its terms and that the Merger may not be completed; the possibility that Cliffs shareholders may not approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the issuance of Cliffs common shares in connection with the Merger; the possibility that AK Steel stockholders may not adopt the Merger Agreement; the risk that the parties may not be able to satisfy any or all of the conditions to the completion of the Merger in a timely manner or at all; the risk that governmental agencies may require Cliffs to agree to certain restrictions on the combined company’s business in order to obtain the required regulatory approvals for the Merger, which may negatively impact the combined company’s results of operations; the risk that the Merger may be less accretive than expected, or may be dilutive, to Cliffs’ earnings per share, which may negatively affect the market price of Cliffs common shares; the possibility that Cliffs and AK Steel will incur significant transaction and other costs in connection with the Merger, which may be in excess of those anticipated by Cliffs or AK Steel; the risk that the financing transactions to be undertaken in connection with the Merger have a negative impact on the combined company’s credit profile or financial condition; the risk that Cliffs may fail to realize the benefits expected from the Merger; the risk that the combined company may be unable to achieve anticipated synergies or that it may take longer than expected to achieve those synergies; the risk that any announcements relating to, or the completion of, the Merger could have adverse effects on the market price of Cliffs common shares; the risk related to any unforeseen liability and future capital expenditure of AK Steel or Cliffs; the risk that litigation relating to the Merger may be brought against Cliffs, AK Steel or their respective directors; the risks related to Cliffs’ ability to issue new senior notes or obtain a new revolving credit facility in connection with the Merger on favorable terms, if at all; the risk that the Merger and its announcement or completion could have an adverse effect on the ability of Cliffs and AK Steel to retain customers, retain and hire key personnel and/or maintain relationships with their suppliers and business partners; and the risk of any changes in general economic, market or business conditions, or changes in the economic or financial condition of Cliffs and AK Steel. Other risks to Cliffs and AK Steel and factors that may present significant additional obstacles to the realization of forward-looking statements or that could have a material adverse effect on Cliffs’ and AK Steel’s respective financial condition, operating results, credit rating, liquidity and businesses generally are described under the caption “Risk Factors” in Cliffs’ and AK Steel’s respective Annual Reports on Form 10-K for the year ended December 31, 2018 and other periodic reports filed with the Securities and Exchange Commission (the “SEC”) as well as in the Registration Statement (as defined below).
Unless expressly stated otherwise, forward-looking statements are based on the expectations and beliefs of the respective management teams of Cliffs and AK Steel based on information currently available. Forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions and estimates that are inherently affected by the respective operations and business environments of Cliffs and AK Steel, including economic, competitive, regulatory and operational risks, many of which are beyond the control of Cliffs and AK Steel and which are difficult to predict and may turn out to be wrong. The foregoing list of factors should not be construed to be exhaustive. There is no assurance that the actions, events or results of the forward-looking statements will occur, or, if any of them do, when they will occur or what effect they will have on the results of operations, financial condition or cash flows of Cliffs or AK Steel. In view of these uncertainties, Cliffs and AK Steel caution that investors should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, Cliffs and AK Steel undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.
Additional Information and Where to Find It
In connection with the proposed Merger, on January 8, 2020, Cliffs filed with the SEC a registration statement on Form S-4 (File No. 333-235855) (as it may be amended and supplemented from time to time, the “Registration Statement”) that includes a joint proxy statement of Cliffs and AK Steel and also constitutes a prospectus of Cliffs. Cliffs and AK Steel may also file other documents with the SEC regarding the proposed Merger. This communication is not a substitute for the Registration Statement or any other such document that Cliffs or AK Steel may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. The definitive joint proxy statement/prospectus will be mailed to shareholders of Cliffs and stockholders of AK Steel. Investors and securityholders may obtain copies of the Registration Statement and the other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Documents filed with the SEC by Cliffs are also available from Cliffs free of charge at its website, www.clevelandcliffs.com, or by contacting Cliffs’ Investor Relations at 216.694.6544. Documents filed with the SEC by AK Steel are also available from AK Steel free of charge at its website, www.aksteel.com, or by contacting AK Steel’s Investor Relations at 513.425.5215.
Participants in the Solicitation Regarding the Proposed Merger
Cliffs and AK Steel and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed Merger. Information regarding Cliffs’ directors and officers, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement for Cliffs’ 2019 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 12, 2019. Information concerning AK Steel’s directors and executive officers, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement for AK Steel’s 2019 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 10, 2019. Additional information regarding the interests of these participants are included in the joint proxy statement/prospectus that forms part of the Registration Statement initially filed with the SEC on January 8, 2020, as well as other relevant materials filed with the SEC when such materials become available. Free copies of these documents may be obtained from the sources indicated above.

No Offer or Solicitation
This communication is not intended to and does not constitute an offer to sell or purchase, or the solicitation of an offer to sell or purchase, or the solicitation of any vote of approval or the solicitation of tenders or consents with respect to any security. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In the case of the Exchange Offers and Consent Solicitations, the Exchange Offers and Consent Solicitations are being made solely pursuant to the Offering Memorandum and Consent Solicitation Statement and only to such persons and in such jurisdictions as is permitted under applicable law.

Contacts

Cleveland-Cliffs

Investor Relations: Paul Finan Director, Investor Relations (216) 694-6544

Media: Patricia Persico Director, Corporate Communications (216) 650-0168

AK Steel

Investor Relations: Douglas O. Mitterholzer General Manager, Investor Relations (513) 425-5215

Media: Lisa H. Jester Corporate Manager, Communications and Public Relations (513) 425-2510